QuickLinks -- Click here to rapidly navigate through this document

Exhibit (a)(1)

April 24, 2002

Dear Stockholder:

On April 11th, Shaner Hotel Group Limited Partnership made an unsolicited partial tender offer to purchase a portion of our Class A Common Stock. If this offer succeeds, Shaner Group will seek to exert control over our Company. This offer has been thoroughly evaluated by our Company's full Board of Directors and its Special Committee of independent directors.

The Special Committee and the Board unanimously recommend that you not tender any of your shares. We urge you to reject Shaner Group's unsolicited and inadequate offer for the following reasons, as more fully described in the Schedule 14D-9.

SHANER GROUP'S OFFER IS FINANCIALLY INADEQUATE AND
SUBJECT TO A HIGH DEGREE OF UNCERTAINTY

  •
  The Special Committee and the Board believe that the offer price of $3 per share is financially inadequate. The offer price does not fully reflect the inherent value of our Company and it does not reflect our Company's future prospects.
  •
  The Special Committee and the Board reached this conclusion based in part on the advice of Merrill Lynch & Co., the independent financial advisor to the Special Committee.
  •
  Shaner Group's offer is conditioned on our Company's preferred stock purchase rights being redeemed (or Shaner Group being satisfied that those rights do not apply to its tender offer). The rights can only be redeemed by our Company's Board, and the Board is unanimous in its opposition to Shaner Group's offer and does not intend to redeem the rights at this time.

OUR BOARD AND SPECIAL COMMITTEE ARE OPPOSING THIS PARTIAL
OFFER TO PROTECT THE INTERESTS OF ALL PUBLIC STOCKHOLDERS

  •
  Shaner Group wants to buy just enough shares to obtain 51% of our Company's publicly held shares, leaving only 49% in the hands of public investors. Shaner Group itself said that it will accept for purchase only 2,465,322 of our Company's 5,487,885 shares of Class A Common Stock. There is no guarantee that Shaner Group will purchase all of your shares, even if you want to sell all of them.
  •
  The Special Committee and the Board believe that our Company's growth potential—and the value of your remaining investment in our Company—will be adversely affected if Shaner Group were to control our Company.
  •
  If Shaner Group were to hold 51% of our Company's publicly held shares, our Company's public stockholders could effectively lose any influence on the management of Interstate. If the offer succeeds, public stockholders of our Class A Common Stock will no longer have the ability to elect five Class A directors because Shaner Group will own enough shares to elect unilaterally any individuals it supports to be Class A directors.
  •
  If you want to sell shares in our Company after a successful Shaner Group offer, it may be more difficult for you to get the value you seek. In Shaner Group's own words: "The Purchase of Shares pursuant to this Offer may reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public" (Shaner Hotel Group Limited Partnership, Schedule TO-TA, April 11, 2002).

  •
  If you hold shares of our Company after a successful Shaner Group offer, you should know that our Company's future prospects may not be as strong for a number of reasons, including:
  •
  Shaner Group is a private company and has no experience in running a public company;
  •
  a key strength of our Company is managing upscale hotel properties. We have a strong and experienced management team and an excellent reputation for successfully managing upscale hotels for well-recognized institutional owners of hotel properties. By contrast, Shaner Group has limited experience in managing upscale properties and yet it intends to replace our Company's senior management with Shaner Group's current management;
  •
  Shaner Group manages no hotel properties in the top five U.S. lodging markets and has limited, if any, experience in the international lodging industry. These are key markets for our Company; and
  •
  most importantly, based on discussions with owners of hotels we manage, we believe that the owners of many of those hotels do not want our Company's operations to be controlled by Shaner Group, and these owners have termination rights in their management agreements. Thus, Shaner Group control could result in a substantial loss of revenue and adversely impact the value of your shares.

INTERSTATE IS BUILDING VALUE FOR YOU

  •
  During 2001, we kept our debt at a low level and maintained a strong cash position. We reduced overhead costs. Our redemption of substantially all of Wyndham International's 55% non-voting economic interest and the conversion of the Equity Inns leases into management agreements have enabled us to increase EBITDA—a common measure of financial performance in our industry—to a positive $9.7 million in 2001 from a loss of $1.9 million in 2000.
  •
  We expect to begin reporting net income in the third quarter of 2003 after the expiration of significant non-cash charges resulting from our spin-off from Wyndham International.
  •
  We are positioning ourselves for the long term, too. We have expanded our international operations. We have established a joint venture which positions us to acquire hotel properties as the market improves, and we have commenced management of 20 additional hotels in 2001.

DO NOT JEOPARDIZE YOUR FUTURE INVESTMENT IN INTERSTATE HOTELS.
THE ONLY WAY FOR YOU TO REJECT SHANER GROUP'S UNSOLICITED OFFER
IS BY NOT TENDERING ANY OF YOUR SHARES.

Enclosed you will find a Solicitation/Recommendation Statement on Schedule 14D-9 that has been approved by our Board and filed with the Securities and Exchange Commission. It presents our Board's reasoning in detail, and I urge you to read it carefully before making your decision.

If you have any questions or require assistance, please call MacKenzie Partners, Inc. at 800-322-2885 or 212-925-5500.

We appreciate your continued support and interest in Interstate Hotels.

Sincerely,

THOMAS F. HEWITT
 Chairman and Chief Executive Officer

Interstate Hotels Corporation
Foster Plaza Ten, 680 Andersen Drive, Pittsburgh, PA 15220
Telephone: (412) 937-0600 • Facsimile: (412) 937-8053

QuickLinks

  Exhibit (a)(1)
  April 24, 2002
SHANER GROUP'S OFFER IS FINANCIALLY INADEQUATE AND SUBJECT TO A HIGH DEGREE OF UNCERTAINTY
OUR BOARD AND SPECIAL COMMITTEE ARE OPPOSING THIS PARTIAL OFFER TO PROTECT THE INTERESTS OF ALL PUBLIC STOCKHOLDERS
INTERSTATE IS BUILDING VALUE FOR YOU
DO NOT JEOPARDIZE YOUR FUTURE INVESTMENT IN INTERSTATE HOTELS. THE ONLY WAY FOR YOU TO REJECT SHANER GROUP'S UNSOLICITED OFFER IS BY NOT TENDERING ANY OF YOUR SHARES.